UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Brenner, Jeffrey E.
   2 Ridgedale Avenue
   Suite 350
   Cedar Knolls, NJ  07927
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   IBS Interactive, Inc.
   IBSX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to|$6.00   |     |    | |           |   |04/18|04/18|Common Stock|40,000 |       |40,000      |D  |            |
 Buy) (1)             |        |     |    | |           |   |/99  |/08  |            |       |       |            |   |            |
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Stock Option (Right to|        |     |    | |           |   |(2)  |03/10|Common Stock|8,568  |       |8,568       |D  |            |
 Buy)                 |        |     |    | |           |   |     |/09  |            |       |       |            |   |            |
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Stock Option (Right to|$22.00  |     |    | |           |   |(3)  |06/04|Common Stock|6,432  |       |6,432       |D  |            |
 Buy)                 |        |     |    | |           |   |     |/09  |            |       |       |            |   |            |
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Stock Option (Right to|$10.19  |01/14|A   |V|10,000     |A  |(4)  |01/14|Common Stock|10,000 |       |10,000      |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1)  Granted pursuant to the Company's 1998 Stock Option
Plan.
(2) Options to purchase shares of Common Stock pursuant to the 1998 Stock Option Plan will vest and become exercisable as to one-third of these options on each successive anniversary date after March 10, 1999.
(3) Options to purchase shares of Common Stock pursuant to the 1999 Stock Option Plan will vest and become exercisable as to one-third of these options on each successive anniversary date after May 6,
1999.
(4) Options will vest and become exercisable as to one-third of these options on each successive anniversary date after January 14, 2000.
SIGNATURE OF REPORTING PERSON
/s/ Jeffrey E. Brenner
DATE
February     ,2000